Exhibit 1.01

Bruker Corporation

Conflict Minerals Report

For the Year Ended December 31, 2014

Introduction

This Conflict Minerals Report (“Report”) of Bruker Corporation and its consolidated subsidiaries (“Bruker,” “we,” “us,” “our” or the “Company”) for the year ended December 31, 2014 has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule requires disclosure of certain information by a company that manufactures, or contracts to manufacture, products that contain minerals specified in the Rule as “conflict minerals” that are necessary to the functionality or production of those products. For purposes of the Rule, “conflict minerals” include gold, columbite-tantalite (coltan), cassiterite, and wolframite and their derivatives, which are limited to tantalum, tin and tungsten. During the year ended December 31, 2014, we manufactured, or contracted to manufacture, certain products described below for which conflict minerals are necessary to their functionality or production.

We have adopted a Conflict Minerals Policy, which is publicly available at www.bruker.com under “About Us” in “Investors/Corporate Governance/Conduct”. This Report describes our due diligence measures on the source and chain of custody of conflict minerals necessary to the products we manufactured, or contracted to manufacture during 2014, our efforts to determine the mine or location of origin of the necessary conflict minerals, and, to the extent known to us, the facilities used to process the conflict minerals.

Products Covered by this Report

Bruker, together with its consolidated subsidiaries, is a designer and manufacturer of proprietary life science and materials research systems and associated products that address the rapidly evolving needs of a diverse array of customers in life science research, pharmaceuticals, applied markets, nanotechnology, cell biology, clinical research, microbiology and in-vitro diagnostics in various industries and government applications. The Company’s principal executive office is located at 40 Manning Road, Billerica, MA 01821.

These products, which we collectively refer to in this Report as the “Products,” include the following: magnetic resonance systems; preclinical imaging systems; mass spectrometry, infrared and Raman molecular spectroscopy, and chromatography instruments; portable analytical and bioanalytical detection systems and related products; X-ray imaging and analytical systems and devices; atomic force microscopy, optical metrology, fluorescence optical microscopy, and electron microscope devices; and high and low temperature superconducting materials and superconductivity enabled tools and devices.

Reasonable Country of Origin Inquiry

We conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals necessary to our Products’ functionality or production. As the initial step in our RCOI process, we reviewed parts and materials used in the manufacturing of our products to identify those that may include conflict minerals. Those parts and materials identified that may include conflict minerals necessary to the functionality or production of the relevant product were then linked to the direct supplier, or suppliers, from which we purchased the applicable parts or materials. Our RCOI was reasonably designed to determine whether such conflict minerals originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo,

Rwanda, South Sudan, Tanzania, Uganda, or Zambia (collectively, the “Covered Countries”) or came from scrap or recycled sources.

Our supply chain with respect to the Products is complex, and we do not purchase conflict minerals directly from mines, smelters or refiners.  We purchase parts and materials directly, or contract with others to manufacture parts, from a large number of suppliers. In most cases, there are multiple layers of third parties in the supply chain between us and the ultimate upstream source of the conflict minerals. Due to the breadth and depth of our supply chain, our focus was to engage with direct suppliers that accounted for approximately 80% of our purchases of parts and materials where conflict minerals may be included. We requested our direct suppliers to provide information regarding the source and chain of custody of conflict minerals included in the Products. To provide this information, our direct suppliers inquired with their suppliers to attempt to identify the ultimate source and country of origin of the conflict minerals included in the Products. We received responses from approximately 73% of those direct suppliers from whom we requested information. A higher percentage of suppliers completed the requested survey, as compared to some other form of response, than in the 2013 reporting year.

Given the complexity of this multi-tiered process, many of our direct suppliers have been unable to identify, verify, and report to us the origin of conflict minerals contained in the Products manufactured in 2014. Based on our RCOI, we were unable to determine the country of origin of all the conflict minerals used in our Products. Therefore, we could not exclude the possibility that conflict minerals necessary to the Products may have originated in the Covered Countries and may not have come from recycled or scrap sources.

Due Diligence Design and Process

Our due diligence process was designed to materially conform with the second edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement of Gold (“OECD Framework”), an internationally recognized due diligence framework.

Our due diligence process in 2014 included the following:

Step 1 — Establish strong company management systems

•                  We have a Conflict Minerals Policy, which is available on the Company’s website at www.bruker.com under “About Us” in “Investors/Corporate Governance/Conduct”.

•                  We have an internal team sponsored by our senior management. The internal team includes representation from corporate finance and the Company’s operating divisions on a cross-functional basis, including purchasing, manufacturing, quality management and research and development. The internal team’s responsibilities include developing and executing the Company’s due diligence process.

•                  We engaged a third-party vendor to assist in completing our RCOI procedures and due diligence process.

•                  We maintained a central electronic repository to store relevant documentation created or obtained during the due diligence process.

•                  We further developed a process document summarizing our RCOI and Due Diligence process that was utilized as a tool in completing our procedures.

Step 2 — Identify and assess risks in the supply chain

•                  We conducted a survey of suppliers determined to be in-scope for RCOI in the 2014 reporting year, using the template developed jointly by the companies of Electronic Industry Citizenship Coalition (“EICC”) and The Global e-Sustainability Initiative (“GeSI”), known as the Conflict-Free Sourcing Initiative (“CFSI”) Reporting Template.

•                  We reviewed the surveys, and any other documentation, received from suppliers to validate if parts or materials provided to us include conflict minerals, and if so, to attempt to identify the source and country of origin. We reviewed responses for completeness and reliability based on a defined set of red flags criteria developed to help facilitate the review.

•                  We compared the smelter information provided by suppliers against the standard smelter list in the CFSI Reporting Template.  For those smelters included in the CFSI Reporting Template, we reviewed whether they are currently Conflict Free Smelter Program (“CFSP”) compliant, an Active smelter or Progressing towards CFSP validation.

Step 3 — Design and implement a strategy to respond to identified risks

•                  We created escalation procedures in an effort to obtain responses from all suppliers to which a survey was sent.

•                  We classified red flags identified into categories based on the process document noted above, with follow-up procedures performed based on the red flag category.  The follow-up procedures included sending a communication to the supplier to either request additional information or validate certain information provided, or performing additional internal review procedures.

•                  We held periodic status updates among the internal team to discuss survey response results.

•                  We briefed senior management on the status of our compliance obligations and due diligence efforts on a periodic basis.

Step 4 — Carry out independent third-party audit of smelter/refiner’s due diligence practices

•                  We do not have a direct relationship with the smelters and refiners used to process the conflict minerals necessary to the Products and do not perform audits of those smelters and refiners. We rely on industry efforts, such as the CFSI, to influence smelters and refineries to become certified as part of CFSI’s Conflict Free Smelter Program.

Step 5 — Report annually on supply chain due diligence

•                  We have filed publicly a Form SD, which includes, as needed, a Conflict Minerals Report on an annual basis. This Report is available on the Company’s website at www.bruker.com under “About Us” in “Investors/ Corporate Governance/Conduct”.

Due Diligence Results

We received responses from approximately 73% of those direct suppliers from whom we requested information. The responses identified potential smelters around the world from which our direct suppliers directly or indirectly source conflict minerals. In the majority of cases, the responses from direct suppliers did not completely list all the smelters used in their supply chain. In addition, most survey responses were provided on a company-wide basis and did not differentiate as to parts and materials sold to us. Of the potential smelters provided in the responses, 280 were included in the standard smelter listing with the CFSI Reporting Template. As of May 6, 2015, 160 of the 280 smelters were verified as CFSP compliant according to information published by CFSI, with an additional 38 verified as an Active smelter or Progressing towards CFSP validation. A summary of smelter information by conflict mineral, based on our cross-reference to information published by CFSI, is provided below:

	Smelters Identified	Verified as CFSP Compliant	Active Smelter or Progressing Towards CFSP Validation

Gold	114	68	6

Tantalum	47	44	1

Tin	79	33	11

Tungsten	40	15	20

As noted above, our supply chain is complex and contains many layers for which many of our direct suppliers have been unable to identify, verify and report to us the origin of conflict minerals. Therefore, we do not have sufficient information to reasonably determine or validate either the facilities used to process the conflict minerals, the country of origin of the conflict minerals contained in the Products, or that such conflict minerals were not sourced from the Covered Countries or were sourced from scrap or recycled sources.

Due Diligence Process Development

To further develop our due diligence program, we intend to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries. Development of the due diligence program is expected to include:

•                  Enhancing the supplier communication, training and escalation process to improve due diligence data accuracy and completeness. This involves expanding the population for which supplier surveys are requested, increasing the response rate of supplier surveys, and performing additional due diligence of smelter information based on supplier survey responses to validate or identify the facilities used to process necessary conflict minerals and the country of origin of such minerals.

•                  To the extent any products or materials are reasonably determined to not be conflict free, encouraging our suppliers to implement responsible sourcing practices and obtain their products from smelters and refiners recognized as conflict free by a recognized program such as the CFSI Conflict Free Smelter Program.